UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2021

Commission File Number: 001-38746

Taiwan Liposome Company, Ltd.

(Translation of registrant’s name into English)

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Filings with the Taipei Exchange dated July 6, 2021

On July 6, 2021, Taiwan Liposome Company, Ltd. (the “Company”) made supplement filings with the Taipei Exchange’s Market Observation Post System to confirm the venue of the rescheduled 2021 Annual General Meeting and an Extraordinary General Meeting to consider, among others, the proposed privatization previously mentioned in the Form 6-K dated July 6, 2021.

A copy of the Taipei Exchange’s Market Observation Post System filings is attached hereto as Exhibit 99.1.

Exhibits

Exhibit Number	Exhibit Description
99.1	Filings with the Taipei Exchange’s Market Observation Post System, dated July 6, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN LIPOSOME COMPANY, LTD.

Date: July 8, 2021	By:	/s/ George Yeh
	Name:	George Yeh
	Title:	President